Class B and C Distribution Plan

The Calvert Fund

ADDENDUM TO SCHEDULE B

            The total fees paid by the Class of the Series of the Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

The Calvert Fund

            Calvert Strategic Income Fund

Class C

Distribution Fee	Service Fee
0.75%	0.25%

Effective Date: December 30, 2011